S.E. Asia Trading Company, Inc.

1545 E. Interstate 30

Rockwall, Texas 75087

(972) 722-3300

December 17, 2004

Mr. Pradip Bhaumik

Ms. Ellie Quarles

Mr. H. Christopher Owings

U.S. Securities & Exchange Commission

450 Fifth Street NW

Washington, DC 20549

RE:

S.E. Asia Trading Company, Inc.

Form SB-1

File No. 333-118898

Dear Mr. Bhaumil, Ms. Quarles and Mr. Owings:

Following are responses to your comment letter dated December 8, 2004.

Use of Proceeds

1.

The way Mr. Miller is compensated has been clarified (page 11)

Management’s Discussion and Plan of Operations

2.

We have explicitly stated whether or not we will be able to generate sufficient funds to sustain us for the next twelve months if we do not raise at least the minimum in this offering (page 15)

Principal Shareholders

3.

The percentage inadvertantly listed at over 10% has been corrected to 5% (page 18)

Statement of Loss for the period through September 30, 2004

Summary of Significant Accounting Policies

4.

The line item we include amounts paid to us for shipping and handling is now included

5.

Our year end is December 31, so no further disclosure has been made.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Thomas G. Miller

Thomas G. Miller

President